UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Director Shareholding

Below are details of share transfers of ordinary shares of 25p each notified to the Company on 16 December 2014:-

On 16 December 2014 Mirima Helen Freestone, a connected person of Robin Freestone, made transfers of shares to the following persons:

Name of person to whom shares transferred	Number of shares transferred	Notes
James Freestone	1,000	Not a connected person of Robin Freestone
William Freestone	1,000	Connected person of Robin Freestone
Jonathan Freestone	1,000	Connected person of Robin Freestone
Matthew Freestone	1,000	Connected person of Robin Freestone

All of the above transfers were made by way of gift. As a result of the transfers, the number of shares in which Robin Freestone and his connected persons are beneficially interested is 504,283 ordinary shares of 25p each, representing 0.06151% of Pearson's issued share capital.

(Note: In addition to the above transfers, Mr Freestone's overall share interest has reduced from 509,632 by 4,349 ordinary shares, held by his son James, who is no longer considered to be a connected person.)

This notification is made in accordance with DTR 3.1.2R.

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary